Exhibit 77D. Policies with respect to security investments


The non-fundamental investment policy of the following fund has been changed effective August 28, 2006 to allow such funds to invest in the types of securities listed beneath the relevant fund's name.

Prospect Street High Income Portfolio

Restricted Securities (limitation increased to 20%)